Mail Stop 4561
Via fax: (408) 944-7937

April 21, 2010

Mr. Kevin Palatnik
Chief Financial Officer
Cadence Design Systems, Inc
2655 Seely Avenue, Building 5
San Jose, CA 95134

>   **Re: Cadence Design Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-10606**

Dear Mr. Palatnik:

We have reviewed your response letter dated April 12, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 29, 2010.

Form 10-K for Fiscal Year Ending December 31, 2009

General

1.   We note that the company's outside legal counsel made the Tandy representations in your response letters. Please confirm that Gibson Dunn is acting as agent for the company in making such representations and provide a copy of the company's written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

2.   We note your response to our prior comment 1 and your discussion regarding specific customers for which revenues have been deferred. Please clarify whether these are the only arrangements in fiscal 2009 for which revenues have been deferred until payments become due and payable or cash is received. If not, then tell us the total of these arrangements for each period presented and tell us the total revenues actually recognized under these arrangements for each period.

3.   We note in your response to our prior comment 2. In an effort to better understand the impact of the change in the business model, please tell us the dollar amount and percentage of the total orders executed during fiscal 2008 for which revenue is ratable. In this regard, your disclosures on page 35 indicate that 90% of your total executed orders in 2009 were comprised of ratable revenue orders. Please also tell us your consideration to quantify and discuss the effect of these events year over year. Furthermore, please explain further how you determined that the transition to a ratable business model will contribute to increasing revenues in fiscal 2010. In this regard you estimate that 80% of your fiscal 2010 revenue will come from your backlog as of January 2, 2010. Tell us how this compares to fiscal 2009 where it appears that approximately 47% of your revenues came from your January 3, 2009 backlog. Further please provide a breakdown of your backlog at January 2, 2010 and January 3, 2009 by the various types of licenses as discussed on page 11.

4.   In your response to prior comments 1 and 2 you indicate that the company will enhance your disclosures in future filings. Please provide a sample of such disclosures and clarify that you intend to include such disclosures in your next Form 10-Q.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief